UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK MARKET
Vice Direction of Administration of Securities and Issuers
Paseo de la Reforma No. 255
Colonia Cuauhtémoc
México City

Attention:    CPA Roberto Córdova Tamariz
       Vice Director of Administration of Securities and Issuers

Ricardo Maldonado Yáñez, Secretary of the Board of Directors of Grupo Televisa, S.A.B. (the “Company”) with address to hear and receive all kind of notifications and documents at the third floor of the property identified with number 505 of the street Montes Urales, Lomas de Chapultepec, Zip Code 11000, in this city of Mexico, and with phone number 5201-7400, I appear and inform the following:

The Company hereby informs the following to the Mexican Stock Exchange, in connection with the capital increase (the “Capital Increase”) approved in the general extraordinary meeting of the shareholders of the Company held on April 29th, 2011 (the “Meeting”):

(i)
The 17,550,000,000 (seventeen billion five hundred and fifty million) shares, without par value, issued in connection with the Capital Increase, were offered for subscription and payment of the shareholders of the Company and the holders of the participation certificates denominated “Tlevisa CPO’s”, which have shares of the Company as underlying (the “CPO’s”) in accordance with the terms of the Meeting, by a notice published in the Official Federal Gazette on August 5th, 2011;

(ii)
In accordance with the by-laws of the Company, the resolutions adopted by the Meeting and the subscription notice referred in the preceding paragraph, the shareholders of the Company and the holders of CPO’s had a term of 15 calendar days as of the publication of the subscription notice in the Official Federal Gazette for subscription and payment of the Capital Increase in exercise of their preemptive right;

(iii)	August 22nd, 2011 was the deadline for shareholders and holders of CPO's to exercise their preemptive rights with respect to the Capital Increase;

(iv)
As a result of the exercise of preemptive rights by shareholders of the Company and holders of CPO's, a total of 118,755 (one hundred eighteen thousand seven hundred fifty five) shares representing the capital of the Company were subscribed and paid; such shares were used to form 1,015 (one thousand fifteen) CPO's;

(v)
As agreed in the Meeting, upon expiration of the term for exercising preemptive rights, if there were any remaining shares which were not subscribed by the shareholders or holders of CPO's, such shares could be offered for subscription and payment to the institutions acting as trustees in the trust or trusts created by the Company in order to increase the Long Term Retention Plan for executives, employees and other service providers of the Company or its subsidiaries or affiliates, complementary to the stocks and/or ordinary participation certificates purchase plan previously approved by the shareholders meeting;

(vi)
Likewise, the Meeting delegated to the Board of Directors and the Executive Committee of the Company, each acting alone, the authority to determine the date, form and conditions under which the shares whose issuance has been authorized to represent the Capital Increase will be offered;

(vii)
In accordance with the resolutions adopted by the Board of Directors of the Company at its meeting dated July 11th, 2011, the Board approved to assign the remaining shares of the Capital Increase to the Trust number 16188-6, dated October 12th, 2007, executed by the Company, as trustor (fideicomitente) and beneficiary (fideicomisario) and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, as trustee (fiduciario) (originally, the trust number 80359, dated December 9th, 2003 executed with Nacional Financiera, S.N.C Institución de Banca de Desarrollo); and that the remaining shares can only be subscribed and paid to form CPO’s. It was also decided that the subscription and payment of CPO's will be made considering the commitments of the Company under the stocks and CPO's purchase plans for executives, employees and other service providers of the Company, known as Long Term Retention Plan, to which reference was made in the Meeting, through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., with domicile at Paseo de la Reforma, number 255, Colonia Cuauhtémoc, México City Zip Code 06500, while such institution is depository of the CPO's.

Considering the foregoing, I hereby request the following to the Mexican Stock Exchange:

FIRST.- Acknowledge that Grupo Televisa, S.A.B. is filing this brief in accordance with the terms stated herein.

SECOND.- Acknowledge receipt of the information contained herein.

THIRD.- To carry out any other acts that are or may be required and inherent to those indicated in the preceding paragraphs.

Sincerely,
Mexico City, September 23rd, 2011

Ricardo Maldonado Yáñez
Secretary of the Board of Directors
Grupo Televisa, S.A.B.

ccp.                 Gabriela Flores Salamanca
S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.
ccp.                 Noé Reyes López
S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: September 27, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel